UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: November 2, 2005

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated November 2, 2005.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2005	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS THIRD QUARTER
NET INCOME OF $42.7 MILLION

Highlights

  Reported third quarter net income of $42.7 million, or $0.52 per share (including specific items that increased net income by $8.1 million, or $0.10 per share) (1)
  Increased the quarterly dividend by 51% to $0.2075 per share
  Repurchased 4.9 million shares for a total cost of $207.3 million since last reported on July 27, 2005
  Awarded two major long-term LNG projects from Qatar and Indonesia
  Announced proposed sale of three Suezmax tankers to Teekay LNG Partners L.P.

Nassau, The Bahamas, November 2, 2005 — Teekay Shipping Corporation (Teekay or the Company) (NYSE: TK) today reported net income of $42.7 million, or $0.52 per share, for the quarter ended September 30, 2005, compared to net income of $245.3 million, or $2.77 per share, for the quarter ended September 30, 2004. The results for the quarter ended September 30, 2005 included a number of items that, on a net basis, increased net income by $8.1 million, or $0.10 per share, as detailed in Appendix B to this release. The results for the third quarter of 2004 included a number of items that, on a net basis, increased net income by $132.4 million, or $1.49 per share, also as detailed in Appendix B to this release. Net voyage revenues(2) for the third quarter of 2005 were $317.8 million, compared to $414.1 million for the same period in 2004, and income from vessel operations decreased to $62.2 million from $194.7 million.

Net income for the nine months ended September 30, 2005 was $426.3 million, or $4.99 per share, compared to $532.9 million, or $6.12 per share, for the same period last year. The results for the nine months ended September 30, 2005 included a number of items that had the net effect of increasing net income by $154.6 million, or $1.81 per share, as detailed in Appendix B to this release. The results for the nine months ended September 30, 2004 included a number of items that had the effect of increasing net income by $135.7 million, or $1.56 per share, also as detailed in Appendix B to this release. Net voyage revenues(2) for the nine months ended September 30, 2005 were $1.12 billion compared to $1.23 billion in the same period last year, while income from vessel operations decreased to $463.6 million from $525.4 million.

Share Repurchase Program

On July 27, 2005, the Company announced that its Board of Directors had authorized a $250 million increase to the then existing share repurchase program, which had a remaining authorization of approximately $55 million, for a total authorization at that time of $305 million. Between July 27, 2005 and November 1, 2005, the Company repurchased under that authorization approximately 4.9 million shares at an average price of $42.20 per share for a total cost of approximately $207.3 million.

Since the end of November 2004, when Teekay announced the authorization of its first share repurchase program, Teekay has repurchased a total of approximately 11.8 million shares at an average price of $42.78 per share for a total cost of approximately $505.8 million. If the remaining share repurchase authorization of approximately $98 million is completed at an average price of $39.44 per share (Teekay’s closing share price on November 1, 2005), the Company will have repurchased over 17%, or approximately $604 million, of the Company’s outstanding shares since November 2004.

As at September 30, 2005, the Company had approximately 75,412,000 common shares issued and outstanding.

(1)   Please see Appendix B to this release for information about specific items affecting net income that securities analysts typically exclude in their published estimates of the Company’s financial results.
(2)   Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Dividend Increase

On September 13, 2005, Teekay announced a 51% increase to its quarterly dividend to a total of $0.2075 per share. This represents the third consecutive annual increase to the Company’s dividend following the 10% increase in 2003 and the 16% increase in 2004. Going forward, the Company will continue to review its dividend in light of future increases in cash distributions Teekay may receive from Teekay LNG Partners L.P. (Teekay LNG) and growth in its other business segments.

Operating Results

The following table highlights certain financial information for Teekay’s three main segments: the spot tanker segment, the fixed-rate tanker segment, and the fixed-rate LNG segment. Please read the “Teekay’s Fleet” section of this release and Appendix A for further details about these segments.

---------------------- -------------------------------------------------- -------------------------------------------------
                                      Three Months Ended                                 Three Months Ended
                                      September 30, 2005                                 September 30, 2004
                                          (unaudited)                                       (unaudited)

                       Spot      Fixed-Rate   Fixed-Rate                Spot     Fixed-Rate  Fixed-Rate
  (in thousands of    Tanker       Tanker        LNG                   Tanker      Tanker       LNG
    U.S. dollars)     Segment     Segment      Segment     Total      Segment     Segment     Segment      Total
-------------------- ---------- ------------- ----------- ---------- ----------- ----------- ----------- -----------

Net voyage revenues   134,084     159,172      24,503     317,759     237,843     159,033     17,270      414,146

Vessel operating
expenses               15,240      32,102       3,401      50,743      23,457      31,635      3,107       58,199

Time-charter hire
expense                68,089      52,467         -       120,556      71,346      49,552        -        120,898

Depreciation &
amortization           13,377      29,512       7,522      50,411      24,913      34,739      5,150       64,802

Cash flow from
vessel operations*     28,667      59,633      17,705     106,005     129,460      63,634     12,905      205,999

-------------------- ---------- ------------ ----------- ---------- ------------ ----------- ----------- -----------

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Fixed-Rate Tanker Segment

The Company’s cash flow from vessel operations from its fixed-rate tanker segment decreased from $63.6 million in the third quarter of 2004 to $59.6 million in the third quarter of 2005 primarily because of lower utilization of the shuttle tanker fleet due to longer than normal seasonal maintenance of offshore oil facilities and the delayed startup of certain fields in the North Sea.

In October 2005, Teekay signed a short-term contract to provide shuttle tanker services in the Gulf of Mexico on a trial basis to an offshore platform whose pipelines are unable to be utilized because of the recent hurricanes. This is Teekay’s first contract to provide shuttle tanker services in the U.S. Gulf and the Company believes that this is the first use of a dynamically-positioned tanker to serve in this capacity in this region.

Teekay has agreed to sell to its publicly-listed subsidiary, Teekay LNG (NYSE: TGP), three Suezmax class crude oil tankers and related long-term fixed-rate charters for an aggregate price of $180 million. These vessels, the African Spirit, Asian Spirit, and European Spirit, have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG intends to finance the acquisition with the net proceeds of a proposed public offering of its common units, together with borrowings under its revolving credit facility, cash balances or both. Teekay LNG has filed a registration statement with the U.S. Securities and exchange Commission for the public offering and the acquisition of the vessels will take place upon the completion of the offering.

Fixed-Rate LNG Segment

The Company’s cash flow from vessel operations from its fixed-rate LNG segment increased from $12.9 million in the third quarter of 2004 to $17.7 million in the third quarter of 2005, primarily due to the delivery of one newbuilding LNG carrier in December 2004. The Company, including Teekay LNG, has ownership interests ranging from 40% to 70% in nine LNG newbuildings scheduled to deliver during the fourth quarter of 2006 and early 2009, all of which upon delivery will commence service under 20 or 25 year fixed-rate contracts with major energy companies.

Spot Tanker Segment

The Company’s cash flow from vessel operations from its spot tanker segment decreased to $28.7 million in the third quarter of 2005 from $129.5 million in the third quarter of 2004, primarily due to a decrease in spot tanker rates and the sale of a number of older non-double hull vessels during the past 12 months, partially offset by the delivery of newbuildings. On a net basis, these fleet changes reduced the total number of revenue days in the Company’s spot tanker segment by 1,741 days, from 7,558 days in the third quarter of 2004 to 5,817 days in the third quarter of 2005. Revenue days represent the total number of calendar days the Company’s vessels were in its possession for the periods presented less the total number of off-hire days associated with major repairs, drydockings or special and intermediate surveys.

The Company’s spot tanker segment generally includes vessels operating on voyage and period out-charters with an initial term of less than three years. The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenue per day, or time-charter equivalent (TCE), and includes the effect of forward freight agreements (FFAs) which are entered into as hedges against a portion of the Company’s exposure to spot market rates:

---------------------------------------------------------------------------------------------------------------------
                                                      Three Months Ended                   Nine Months Ended
                                          September 30,    June 30,    September 30,  September 30,  September 30,
                                              2005           2005          2004           2005           2004
---------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
 Very Large Crude Carrier Fleet
 Revenue days                                       -            -            202             90            745
 TCE per revenue day                                -            -        $78,455        $92,744        $67,389

 Suezmax Tanker Fleet
 Revenue days                                     409          577            620          1,526          1,828
 TCE per revenue day *                        $24,606      $42,527        $45,616        $36,428        $48,478

 Aframax Tanker Fleet
 Revenue days                                   3,430        3,575          5,315         11,326         15,405
 TCE per revenue day                          $24,846      $34,496        $31,729        $33,529        $33,544

 Oil/Bulk/Ore Fleet
 Revenue days                                       -            -              -              -            150
 TCE per revenue day                                -            -              -              -        $21,653

 Large/Medium-Size Product Tanker Fleet
 Revenue days                                     975          782            558          2,404          1,456
 TCE per revenue day                          $27,355      $28,508        $23,484        $28,964        $23,479

 Small Product Tanker Fleet
 Revenue days                                   1,003          996            863          2,948          2,612
 TCE per revenue day                          $12,088      $15,148        $13,896        $14,513        $13,526

---------------------------------------------------------------------------------------------------------------------

* Results for the nine months ended September 30, 2005 for the Company’s Suezmax tankers include realized losses from FFAs of $3.0 million (or $1,989 per revenue day). Results for the three and nine months ended September 30, 2004 for the Company’s Suezmax tankers include realized losses from FFAs of $1.9 million (or $3,130 per revenue day) and $4.1 million (or $2,228 per revenue day), respectively. Results for the three months ended June 30, 2005 for the Company’s Suezmax tankers include realized losses from FFAs of $0.8 million (or $1,460 per revenue day). The FFAs relating to the Suezmax tankers were entered into as a hedge against one of the Company’s Suezmax tankers that is chartered-in at a fixed rate, thus effectively locking in a profit.

Tanker Market Overview

During the third quarter of 2005, tanker freight rates continued to follow their traditional seasonal pattern, declining from the very high levels experienced earlier this year. However, subsequent to the end of the third quarter, Aframax tanker rates have surged to levels not experienced since the record highs achieved in the fourth quarter of 2004, with charter rates earned on several Aframax routes exceeding rates earned by larger ships. Hurricane related production disruptions and refinery outages in the U.S. Gulf led to increased distance over which crude oil and product imports had to be carried therefore leading to higher tonne-mile demand, particularly for crude and product tankers.

Global oil demand, an underlying driver of tanker demand, averaged 82.4 million barrels per day (mb/d) during the third quarter of 2005, an increase of 0.5 mb/d over the previous quarter and 0.7 mb/d, or 0.9%, higher than the third quarter of 2004. During the quarter, the International Energy Agency (IEA) reduced its annual global oil demand growth forecast for 2005 by 0.3 mb/d, primarily due to the economic impact of high energy prices and hurricane-related disruptions in the United States. However, the outlook for the fourth quarter of 2005 remains firm with global oil demand estimated to be 3.1 mb/d, or 3.8%, higher than the third quarter of 2005 and 1.7 mb/d, or 2.0%, higher than the fourth quarter of 2004. For 2006, the IEA did not revise its forecast for a further increase in oil demand of 1.7 mb/d, or 2.1%, from 2005 levels, to 85.2 mb/d.

Global oil supply, a direct driver of tanker demand, averaged 84.3 mb/d during the third quarter of 2005, which was virtually unchanged from the second quarter of 2005, but 1.0 mb/d higher than the third quarter of 2004. Long-haul Middle East OPEC oil production rose by 0.4 mb/d in the third quarter of 2005 from the previous quarter, while non-OPEC production declined by 0.6 mb/d as a result of the U.S. Gulf production outages and scheduled summer field maintenance in the North Sea.

The size of the world tanker fleet rose to 348.9 million deadweight tonnes (mdwt) as of September 30, 2005, up 3.3 mdwt, or 1.0%, from the end of the previous quarter. Deletions aggregated 3.1 mdwt in the third quarter of 2005, up from 2.1 mdwt in the previous quarter. Deliveries of tanker newbuildings during the third quarter of 2005 declined to 6.4 mdwt from 6.8 mdwt delivered during the previous quarter.

As of September 30, 2005, the world tanker orderbook stood at 87.5 mdwt, representing 25.1% of the world tanker fleet, compared to 88.9 mdwt, or 25.8%, as of June 30, 2005.

Teekay’s Fleet

At September 30, 2005, Teekay’s fleet consisted of 146 vessels, including 52 chartered-in vessels and 16 newbuildings on order. During the third quarter of 2005, the Company sold an older single-hulled Aframax tanker and took delivery of two newbuildings: an Aframax-sized product tanker (LRII), which is currently trading in the spot market, and one Suezmax tanker owned by Teekay LNG, which commenced service under a 20-year fixed-rate charter contract.

The following table summarizes Teekay’s fleet as of September 30, 2005:

-----------------------------------------------------------------------------------------------------------------------
                                                                           Number of Vessels (1)
                                                       ---------------------------------------------------------------
                                                                 Owned     Chartered-in      Newbuildings
                                                                Vessels       Vessels          on Order      Total
----------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
    Suezmax Tankers                                                 1             4                -           5
    Aframax Tankers                                                26            14                2          42
    Large / Medium-Range Product Tankers                            1             8                3          12
    Small Product Tankers                                           -            11                -          11
----------------------------------------------------------------------------------------------------------------------
    Total Spot Tanker Segment                                      28            37                5          70
----------------------------------------------------------------------------------------------------------------------

  Fixed-Rate Tanker Segment:
    Shuttle Tankers (2)                                            28            13                -          41
    Conventional Tankers (3)                                       13             1                2          16
    Floating Storage & Offtake Units (4)                            4             -                -           4
    LPG / Methanol Carriers                                         1             1                -           2
----------------------------------------------------------------------------------------------------------------------
    Total Fixed-Rate Tanker Segment                                46            15                2          63
----------------------------------------------------------------------------------------------------------------------

  Fixed-Rate LNG Segment (5)                                        4             -                9          13
----------------------------------------------------------------------------------------------------------------------
  Total                                                            78            52               16         146
======================================================================================================================

     (1)    Excludes vessels managed on behalf of third parties.
     (2)    Includes six shuttle tankers of which the Company’s ownership interests range from 50% to 50.5%.
     (3)    Includes five Suezmax tankers owned by subsidiaries of Teekay LNG.
     (4)    Includes one unit in which the Company’s ownership interest is 89%.
     (5)    The four existing LNG vessels are owned by Teekay LNG; Teekay LNG has agreed to acquire Teekay’s 70% interest in three of the LNG newbuildings; and the remaining six LNG newbuildings (of which Teekay’s owns a 70% interest in two vessels and a 40% interest in four vessels) will be offered to Teekay LNG in accordance with existing agreements.

In October 2005, the Company sold and delivered a 1981-built shuttle tanker for gross proceeds of approximately $10 million. The Company expects to record a gain of approximately $4 million relating to the sale of this vessel during the fourth quarter of 2005.

For a detailed listing of vessel sales and deliveries, please refer to the Company’s Web site at www.teekay.com.

Liquidity and Capital Expenditures

At September 30, 2005, the Company had total liquidity of over $1.1 billion, comprising $252.9 million in cash and cash equivalents and $886.3 million in undrawn medium-term revolving credit facilities.

At September 30, 2005, the Company had approximately $1.0 billion in remaining capital commitments relating to its portion of newbuildings on order, for which the Company has arranged long-term financing. Of this total amount, approximately $129.7 million is due during the fourth quarter of 2005, $235.0 million in 2006, $435.6 million in 2007 and $207.6 million in 2008 and early 2009. Of these remaining capital commitments, approximately $766.9 million is for the Company’s portion of installment payments relating to LNG newbuildings.

About Teekay

Teekay Shipping transports more than 10 percent of the world’s seaborne oil and, together with its publicly-listed subsidiary Teekay LNG Partners L.P., has a significant presence in the liquefied natural gas shipping sector. With a fleet of over 145 tankers, offices in 15 countries and 5,500 seagoing and shore-based employees, Teekay is a leading provider of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EST (8:00 a.m. PST) on November 3, 2005, to discuss the Company’s results and the outlook for its business activities. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s Web site at www.teekay.com. The Company currently plans to make available a recording of the call until November 10, 2005 by dialing (719) 457-0820, access code 9851974, or via the Company’s Web site until December 3, 2005.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

-------------------------------------------------------------------------------------------------------------------------------
                                                TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                               (in thousands of U.S. dollars, except share and per share data)
-------------------------------------------------------------------------------------------------------------------------------

                                             Three Months Ended                            Nine Months Ended
                                    September 30,       June 30,      September 30,  September 30,    September 30,
                                        2005             2005             2004           2005             2004
                                     (unaudited)      (unaudited)      (unaudited)    (unaudited)      (unaudited)

VOYAGE REVENUES                         425,594          480,140          520,612      1,423,145        1,549,685
---------------------------------- ---------------- ----------------- --------------- --------------- -----------------

OPERATING EXPENSES
Voyage expenses                         107,835           98,296          106,466        304,660          319,058
Vessel operating expenses                50,743           51,341           58,199        156,524          160,876
Time-charter hire expense               120,556          124,454          120,898        353,592          336,137
Depreciation and amortization            50,411           50,306           64,802        154,800          179,262
General and administrative               40,455           40,179           29,050        114,332           82,491
Write-down / (gain) on sale of
  vessels and equipment                  (6,576)         (15,894)         (53,512)      (124,323)         (54,565)
Restructuring charge                          -                -                -              -            1,002
----------------------------------- ---------------- ----------------- ---------------- ----------------- ----------------
                                        363,424          348,682          325,903        959,585        1,024,261
----------------------------------- ---------------- ----------------- ---------------- ----------------- ----------------
Income from vessel operations            62,170          131,458          194,709        463,560          525,424
----------------------------------- ---------------- ----------------- ---------------- ----------------- ----------------
OTHER ITEMS
Interest expense                        (29,599)         (33,319)         (35,225)      (100,615)         (87,460)
Interest income                           8,254            8,426            5,900         24,910           12,038
Income tax recovery (expense)             2,005              555           (8,066)        11,877          (16,301)
Equity income from joint ventures           854            2,884            2,535          6,565            7,659
Gain on sale of marketable
    securities                                -                -           90,070              -           93,175
Other - net                              (1,009)          (5,435)          (4,591)        19,993           (1,651)
----------------------------------- ---------------- ----------------- ---------------- ----------------- ----------------
                                        (19,495)         (26,889)          50,623        (37,270)           7,460
----------------------------------- ---------------- ----------------- ---------------- ----------------- ----------------
Net income                               42,675          104,569          245,332        426,290          532,884
=================================== ================ ================= ================ ================= ================
Earnings per common share
-             Basic                       $0.55            $1.31            $2.94          $5.34            $6.46
-             Diluted *                   $0.52            $1.23            $2.77          $4.99            $6.12
----------------------------------- ---------------- ----------------- ---------------- ----------------- ----------------
Weighted-average number of common
shares outstanding
-             Basic                  77,104,662       79,953,740       83,317,200     79,872,761       82,516,723
-             Diluted *              82,559,885       85,314,815       88,718,531     85,395,369       87,110,068
=================================== ================ ================= ================ ================= ================

*Reflects the effect of outstanding stock options and the $143.75 million mandatory convertible preferred PEPS units, computed using the treasury stock method

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                     As at September 30,        As at December 31,
                                                                             2005                      2004
                                                                         (unaudited)
ASSETS
Cash and cash equivalents                                                   252,851                    427,037
Other current assets                                                        205,387                    264,806
Restricted cash - current                                                    95,612                     96,087
Vessels held for sale                                                         4,296                    129,952
Restricted cash - long-term                                                 302,397                    352,725
Vessels and equipment                                                     3,236,665                  3,278,710
Advances on newbuilding contracts                                           337,358                    252,577
Other assets                                                                308,464                    254,745
Intangible assets                                                           258,109                    277,511
Goodwill                                                                    171,563                    169,590
------------------------------------------------------------------ ------------------------- ------------------------
Total Assets                                                              5,172,702                  5,503,740
================================================================== ========================= ========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                    168,108                    206,022
Current portion of long-term debt                                           241,587                    208,387
Long-term debt                                                            2,140,072                  2,536,158
Other long-term liabilities                                                 171,280                    301,091
Minority interest                                                           219,070                     14,724
Stockholders' equity                                                      2,232,585                  2,237,358
------------------------------------------------------------------ ------------------------- ------------------------
Total Liabilities and Stockholders' Equity                                5,172,702                  5,503,740
================================================================== ========================= ========================

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                     Nine Months Ended
                                                                                       September 30,
                                                                               2005                      2004
                                                                           (unaudited)               (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
------------------------------------------------------------------ ------------------------- ------------------------
Net operating cash flow                                                     428,877                   520,940
------------------------------------------------------------------ ------------------------- ------------------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                                          1,702,431                 1,469,670
Scheduled repayments of long-term debt                                      (63,994)                  (89,237)
Prepayments of long-term debt                                            (1,981,349)               (1,463,155)
Repurchase of common stock                                                 (369,047)                        -
Net proceeds from the initial public offering of Teekay LNG                 135,713                         -
Settlement of interest rate swaps                                          (143,295)                        -
Other                                                                        61,507                     5,814
------------------------------------------------------------------ ------------------------- ------------------------
Net financing cash flow                                                    (658,034)                  (76,908)
------------------------------------------------------------------ ------------------------- ------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                                     (306,595)                 (465,227)
Purchase of Teekay Shipping Spain S.L.                                            -                  (286,854)
Proceeds from sale of vessels and equipment                                 454,729                   220,917
Proceeds from sale of marketable securities                                       -                   135,357
Other                                                                       (93,163)                  (32,475)
-------------------------------------------------------------------- ------------------------- ------------------------
Net investing cash flow                                                      54,971                  (428,282)
-------------------------------------------------------------------- ------------------------- ------------------------

Decrease in cash and cash equivalents                                      (174,186)                   15,750
Cash and cash equivalents, beginning of the period                          427,037                   292,284
-------------------------------------------------------------------- ------------------------- ------------------------
Cash and cash equivalents, end of the period                                252,851                   308,034
==================================================================== ========================= ========================

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                            APPENDIX A - SEGMENT INFORMATION

                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                           Three Months Ended September 30, 2005
                                                                        (unaudited)

                                                             Fixed-Rate Tanker        Fixed-Rate
                                     Spot Tanker Segment          Segment             LNG Segment          Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                      134,084                 159,172              24,503              317,759
Vessel operating expenses                 15,240                  32,102               3,401               50,743
Time-charter hire expense                 68,089                  52,467                   -              120,556
Depreciation and amortization             13,377                  29,512               7,522               50,411
General and administrative                22,088                  14,970               3,397               40,455
Write-down / (gain) on sale of
   vessels and equipment                  (8,687)                  2,111                   -               (6,576)
---------------------------------- ------------------------ ------------------- -------------------- -------------------
Income from vessel operations             23,977                  28,010              10,183               62,170
========================================================================================================================

                                                              Three Months Ended June 30, 2005
                                                                        (unaudited)

                                                             Fixed-Rate Tanker        Fixed-Rate
                                     Spot Tanker Segment          Segment             LNG Segment          Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------

Net voyage revenues                      185,212                 171,856              24,776              381,844
Vessel operating expenses                 16,068                  31,453               3,820               51,341
Time-charter hire expense                 72,280                  52,174                   -              124,454
Depreciation and amortization             12,684                  30,099               7,523               50,306
General and administrative                23,310                  13,607               3,262               40,179
Write-down / (gain) on sale of
    vessels and equipment                (26,147)                 10,253                   -              (15,894)
---------------------------------- ------------------------ ------------------- -------------------- -------------------
Income from vessel operations             87,017                  34,270              10,171              131,458
========================================================================================================================

                                                           Three Months Ended September 30, 2004
                                                                        (unaudited)

                                                             Fixed-Rate Tanker        Fixed-Rate
                                     Spot Tanker Segment          Segment             LNG Segment          Total
---------------------------------- ------------------------ --------------------- ----------------------- ----------------

Net voyage revenues                      237,843                 159,033              17,270              414,146
Vessel operating expenses                 23,457                  31,635               3,107               58,199
Time-charter hire expense                 71,346                  49,552                   -              120,898
Depreciation and amortization             24,913                  34,739               5,150               64,802
General and administrative                13,580                  14,212               1,258               29,050
Gain on sale of vessels                  (49,821)                 (3,691)                  -              (53,512)
---------------------------------- ------------------------ ------------------- ----------------------- ----------------
Income from vessel operations            154,368                  32,586               7,755              194,709
========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                            APPENDIX A - SEGMENT INFORMATION

                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                            Nine Months Ended September 30, 2005
                                                                        (unaudited)

                                                             Fixed-Rate Tanker        Fixed-Rate
                                     Spot Tanker Segment          Segment             LNG Segment          Total
---------------------------------- ------------------------ --------------------- -------------------- -------------------

Net voyage revenues                      556,084                 488,905              73,496            1,118,485
Vessel operating expenses                 49,115                  95,845              11,564              156,524
Time-charter hire expense                206,585                 147,007                   -              353,592
Depreciation and amortization             41,927                  90,306              22,567              154,800
General and administrative                63,723                  41,010               9,599              114,332
Write-down / (gain) on sale of
  vessels and equipment                 (131,803)                  7,480                   -             (124,323)
---------------------------------- ---------------------- --------------------- ----------------------- ----------------
Income from vessel operations            326,537                 107,257              29,766              463,560
========================================================================================================================

                                                            Nine Months Ended September 30, 2004
                                                                        (unaudited)

                                                             Fixed-Rate Tanker        Fixed-Rate
                                     Spot Tanker Segment          Segment             LNG Segment          Total
---------------------------------- ------------------------ --------------------- ----------------------- ----------------

Net voyage revenues                      728,889                 476,584              25,154            1,230,627
Vessel operating expenses                 70,663                  85,469               4,744              160,876
Time-charter hire expense                191,271                 144,866                   -              336,137
Depreciation and amortization             75,775                  95,960               7,527              179,262
General and administrative                38,679                  41,813               1,999               82,491
Gain on sale of vessels                  (50,874)                 (3,691)                  -              (54,565)
Restructuring charge                       1,002                       -                   -                1,002
---------------------------------- ---------------------- --------------------- ----------------------- ----------------
Income from vessel operations            402,373                 112,167              10,884              525,424
========================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                                                   TEEKAY SHIPPING CORPORATION
                                         APPENDIX B - SPECIFIC ITEMS AFFECTING NET INCOME
                                      (in thousands of U.S. dollars, except per share data)

Set forth below are some of the  significant  items of income and expense that affected the Company's net income for the three and nine months ended September 30, 2005, which securities  analysts  typically exclude in their published  estimates of the Company's financial results:
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Three Months Ended          Nine Months Ended
                                                                     September 30, 2005        September 30, 2005
                                                                        (unaudited)               (unaudited)
                                                                                  Per                       Per
                                                                         $       Share           $         Share
-------------------------------------------------------------------------------------------------------------------------------

Gain on sale of vessels                                                8,619      0.10       136,567        1.60
Foreign currency exchange gains (1)                                    2,763      0.03        45,238        0.52
Deferred income tax recovery on unrealized foreign exchange losses (2)    97         -        10,394        0.12
Write off of capitalized loan costs and loss on termination of interest
  rate swaps (3)                                                           -         -       (15,282)      (0.18)
Write down of vessels and equipment (4)                               (2,043)    (0.02)      (12,244)      (0.14)
Loss on bond repurchases (8.875% Notes due 2011) (5)                  (1,334)    (0.02)      (10,109)      (0.12)

----------------------------------------------------------------------------------------------------------------------------
Total                                                                  8,102      0.10       154,564        1.81
============================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------
                                                                     Three Months Ended          Nine Months Ended
                                                                      September 30, 2004        September 30, 2004
                                                                         (unaudited)               (unaudited)
                                                                                  Per                       Per
                                                                         $       Share           $         Share
-----------------------------------------------------------------------------------------------------------------------------

Gain on sale of vessels                                               53,512      0.60        54,565        0.63
Gain on sale of marketable securities                                 90,070      1.02        93,175        1.07
Foreign currency exchange losses (1)                                  (5,575)    (0.06)      (10,751)      (0.12)
Deferred income tax recovery (expense) on unrealized foreign
    exchange losses (gains) (2)                                       (4,284)    (0.09)          995        0.01
Restructuring charge and write down of other assets                     (580)    (0.01)       (1,582)      (0.02)
Loss on bond repurchases (8.32% Notes)                                  (716)    (0.01)         (716)      (0.01)

----------------------------------------------------------------------------------------------------------------------------
Total                                                                132,427      1.49       135,686        1.56
============================================================================================================================
(1)	Foreign currency exchange gains and losses (net of minority owner's share) primarily relate to the Company's debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company's foreign currency exchange gains and losses are unrealized.

(2)	Deferred income tax recovery (expense) relating to unrealized foreign exchange losses (gains) on intercompany debt.

(3)	In connection with the initial public offering of Teekay LNG Partners L.P., the Company repaid $337.3 million of debt and terminated certain related interest rate swap contracts.

(4)	The Company wrote-down the carrying value of certain offshore equipment due to a lower estimated net realizable value.

(5)	During the three and nine months ended September 30, 2005, the Company repurchased $8.3 million and $65.1 million, respectively, of its 8.875% bonds due 2011 at a premium to their book value.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the Company’s share repurchase program; the sale of three Suezmax tankers and related time charters to Teekay LNG; the offers to Teekay LNG of Teekay’s interests in LNG projects; and the timing of newbuilding deliveries. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; the Company’s and Teekay LNG’s potential inability to raise financing to purchase additional vessels; the potential inability to repurchase the Company’s shares under its share repurchase program; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2004. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.